EXHIBIT 99.1

B Communications Limited

(“The Company”)

August 1, 2019

Dear Sir or Madam,

Re: Expert opinion on the fairness and reasonableness of the Searchlight Transaction

Ramat Gan, Israel - August 1, 2019 - The Company (NASDAQ Global Select Market and TASE: BCOM) announces that during the past month “Fair Value”, a leading company that specializes in professional valuations and complex economic consulting work, prepared an expert opinion on the fairness and reasonableness of the Company’s debt settlement by carrying out the Searchlight transaction.

The opinion was carried out from the financial point of view of the minority shareholders in Bcom, and was carried out at the request of the Company and “Entropy Economic Research Services” (an Israeli Company which provides consulting and voting consultancy to shareholders of Bcom at general meetings and in particular in respect of the Searchlight transaction).

As part of its work, “Fair Value” widely reviewed the transaction, examined data of the Group, immediate Reports, forecasts and estimates received from the Company’s Management and other financial information that it received.

Among other things, “Fair Value” noted that according to the calculation it made, it emerges that based upon the average economic NAV and the NAV at date of signature of the settlement, there should be an improvement in the situation of Bcom’s minority shareholders as a result of approval of the settlement and the Searchlight transaction.

In conclusion, Fair Value determined that the Company’s proposed debt settlement and the Searchlight transaction are fair and reasonable from the point of view of the Company’s minority shareholders.

Yours sincerely,

B Communications Limited